As filed with the Securities and Exchange Commission on April 11, 2003

                                             Securities Act File No. 333-102270
                                     Investment Company Act File No.  811-02809

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                               ------------------

                                    FORM N-14
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                               ------------------

                         Pre-Effective Amendment No.     [ ]
                      Post-Effective Amendment No. 1     [X]
                        (Check appropriate box or boxes)

                               ------------------

                    Merrill Lynch Small Cap Value Fund, Inc.
             (Exact Name of Registrant as Specified in its Charter)

                               ------------------

                                 (609) 282-2800
                        (Area Code and Telephone Number)

                               ------------------

                             800 Scudders Mill Road
                          Plainsboro, New Jersey 08536
                    (Address of Principal Executive Offices:
                     Number, Street, City, State, Zip Code)

                               ------------------

                                 Terry K. Glenn
                    Merrill Lynch Small Cap Value Fund, Inc.
              800 Scudders Mill Road, Plainsboro, New Jersey 08536
        Mailing Address: P.O. Box 9011, Princeton, New Jersey 08543-9011
                     (Name and Address of Agent for Service)

                               ------------------

                                   Copies to:
     Frank P. Bruno, Esq.                         Andrew J. Donohue, Esq.
 SIDLEY AUSTIN BROWN & WOOD LLP                 FUND ASSET MANAGEMENT, L.P.
     787 Seventh Avenue                               P.O. Box 9011
New York, New York 10019-6018                Princeton, New Jersey 08543-9011
                               ------------------
Title of Securities Being Registered:  Common Stock, Par Value $.10 per share.

No filing fee is required because of reliance on Section 24(f) under the Investment Company Act of 1940.

     This Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 (File No. 333-102270) (the "N-14 Registration Statement") consists of the following:

(1) Facing Sheet of this Registration Statement.

(2) Part C of this Registration Statement (including signature page).

     Parts A and B to the N-14 Registration Statement are unchanged from the Proxy Statement and Prospectus filed on February 3, 2003 under Rule 497 under the Securities Act of 1933, as amended.

     This Post-Effective Amendment No. 1 to the N-14 Registration Statement is being filed solely to file a tax opinion of Sidley Austin Brown & Wood LLP, counsel for the Registrant and Mercury Small Cap Value Fund, Inc. ("Mercury Small Cap"), as Exhibit 13 to the N-14 Registration Statement. The tax opinion relates to the reorganization of Mercury Small Cap into the Registrant.

                                     PART C
                                OTHER INFORMATION

Item 15.       Indemnification.

     Reference is made to Article VI of the Registrant's Articles of Incorporation, Article VI of the Registrant's By-Laws and Section 2-418 of the Maryland General Corporation Law.

     Insofar as the conditional advancing of indemnification moneys for actions based on the Investment Company Act of 1940, as amended (the "Investment Company Act"), may be concerned, Article VI of the Registrant's By-Laws provides that such payments will be made only on the following conditions: (i) advances may be made only on receipt of a written affirmation of such person's good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any such advance if it is ultimately determined that the standard of conduct has not been met; and (ii) (a) such promise must be secured by a security for the undertaking in form and amount acceptable to the Registrant, (b) the Registrant is insured against losses arising by receipt of the advance, or (c) a majority of a quorum of the Registrant's disinterested non-party Directors, or an independent legal counsel in a written opinion, shall determine, based upon a review of readily available facts, that at the time the advance is proposed to be made, there is reason to believe that the person seeking indemnification will ultimately be found to be entitled to indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to Directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer, or controlling person of the Registrant in connection with the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


Item 16.  Exhibits

1(a)  --  Articles of Incorporation of the Registrant, dated February 22, 1978.(a)

 (b)  --  Articles of Amendment to Articles of Incorporation of the Registrant,
          dated October 3, 1998.(a)
 (c)  --  Articles Supplementary to the Articles of Incorporation of the
          Registrant, dated October 17, 1994.(a)
 (d)  --  Articles of Amendment to the Articles of Incorporation of the
          Registrant, dated October 17, 1994.(a)
 (e)  --  Articles of Amendment to the Articles of Incorporation of the
          Registrant, dated May 2, 2000.(b)
 (f)  --  Articles of Amendment to the Articles of Incorporation of the
          Registrant, dated July 31, 2000.(c)
 (g)  --  Articles of Transfer from the Registrant to the Master Special
               Value Trust, dated September 5, 2000.(m)
 2    --  By-Laws of the Registrant.(d)
 3    --  Portions of the Articles of Incorporation, as amended, and the By-Laws of the Registrant defining the rights of holders of shares of common stock of the Registrant.(e)
 4    --  Form of Agreement and Plan of Reorganization by and among the Registrant, Mercury Small Cap
          Value Fund, Inc., and Master Small Cap Value Trust.(l)
 5    --  Form of Distribution Agreement between the Registrant and FAM Distributors, Inc.(f)
 6    --  None.
 7    --  Not applicable.
 8(a) --  Form of Administration Agreement between the Registrant and Fund Asset
          Management, L.P.(c)
b)(1) --  Form of Transfer Agency, Dividend Disbursing Agency and
          Shareholder Servicing Agency Agreement between the Registrant and
          Financial Data Services, Inc.(a)
(b)(2)--  Form of Amendment to the Transfer Agency, Dividend Disbursing
          Agency and Shareholder Servicing Agency Agreement.(g)
(c)   --  Form of Administrative Services Agreement between the
          Registrant and State Street Bank and Trust Company.(k)
9     --  None.
10(a) --  Class B Shares Distribution Plan and Class B Distribution Plan
          Sub-Agreement of the Registrant.(h)
  (b) --  Class C Shares Distribution Plan and Class B Distribution Plan
          Sub-Agreement of the Registrant.(h)
  (c) --  Class D Shares Distribution Plan and Class B Distribution Plan
          Sub-Agreement of the Registrant.(h)
  (d) --  Merrill Lynch Select Pricing System Plan pursuant to Rule
          18f-3.(i)
11    --  Opinion of Sidley Austin Brown & Wood LLP, counsel for the Registrant.(o)
12    --  None.
13    --  Tax opinion of Sidley Austin Brown & Wood LLP, counsel for the Registrant and Mercury Small Cap
          Value Fund, Inc.
14(a) --  Consent of Deloitte & Touche LLP, independent auditors for the
          Registrant.(o)


                                       2


  (b) --  Consent of Deloitte & Touche LLP, independent auditors for Mercury Small Cap Value Fund, Inc.(o)
15    --  Code of Ethics.(j)
16    --  Power of Attorney.(n)
17(a) --  Prospectus dated July 25, 2002 and Statement of Additional Information dated July 25, 2002 of the Registrant.(o)
  (b) --  Prospectus dated July 25, 2002 and Statement of Additional
          Information dated July 25, 2002 of Mercury Small Cap Value Fund,
          Inc.(o)
  (c) --  Annual Report to Stockholders of the Registrant for the fiscal year ended March 31, 2002.(o)
  (d) --  Annual Report to Stockholders of Mercury Small Cap Value Fund,
          Inc. for the fiscal year ended March 31, 2002.(o)
  (e) --  Semi-Annual Report to Stockholders of the Registrant for the
          six-month period ended September 30, 2002.(o)
  (f) --  Semi-Annual Report to Stockholders of Mercury Small Cap Value
          Fund, Inc. for the six-month period ended September 30, 2002.(o)
  (g) --  Form of Proxy Card.(o)
-------------------------
(a) Previously filed with Post-Effective Amendment No. 21 to the Registrant's
    Registration Statement on Form N-1A under the Securities Act of 1933, as amended (File No. 2-60836) (the "Registration Statement") on July 28, 1995.
(b) Previously filed with Post-Effective Amendment No. 27 to the Registrant's
    Registration Statement on July 28, 2000.
(c) Previously filed with Post-Effective Amendment No. 28 to the Registrant's
    Registration Statement on August 3, 2000.
(d) Previously filed with Post-Effective Amendment No. 19 to the Registrant's
    Registration Statement on July 28, 1994.
(e) Reference is made to Article IV, Article V (Sections 3, 5, 6 and 7),
    Articles VI, VII and IX of the Registrant's Articles of Incorporation, as
    amended, filed as Exhibits 1(a), 1(b), 1(c) and 1(d) to the Registration
    Statement and to Article II, Article III (Sections 1, 3, 5 and 6), Articles
    VI, VII, XIII and XIV of the Registrant's By-Laws, previously filed as
    Exhibit 2 to the Registrant's Statement.
(f) Incorporated by reference to Exhibit 5 to Post-Effective Amendment No. 38 to the Registration Statement on Form N-1A of Merrill Lynch Balanced Capital
    Fund, Inc. (File No. 2-49007) filed on June 30, 2000.
(g) Previously filed with Post-Effective Amendment No. 31 to the Registrant's
    Registration Statement on July 25, 2002.
(h) Incorporated by reference to Exhibit 13 to Post-Effective Amendment No. 38 to the Registration Statement on Form N-1A of Merrill Lynch Balanced Capital
    Fund, Inc. (File No. 2-49007) filed on June 30, 2000.
(i) Incorporated by reference to Exhibit 18 to Post-Effective Amendment No. 13 to the Registration Statement on Form N-1A under the Securities Act of 1933, as amended, filed on January 25, 1996, relating to shares of Merrill Lynch
    New York Municipal Bond Fund Series of Merrill Lynch Multi-State Municipal
    Series Trust (File No. 2-99473).
(j) Incorporated by reference to Exhibit 15 to Post-Effective Amendment No. 9 to the Registration Statement on Form N-1A of Merrill Lynch Multi-State Limited
    Maturity Municipal Series Trust (File No. 33-50417) filed on November 22,
    2000.
(k) Incorporated by reference to Exhibit 8(d) to Post-Effective Amendment No. 1 to the Registration Statement on Form N-1A of Merrill Lynch Focus Twenty
    Fund, Inc. (File No. 333-89775) filed on March 20, 2001.
(l) Included as Exhibit I to the Proxy Statement and Prospectus contained in the
    N-14 Registration Statement.
(m) Previously filed with Post-Effective Amendment No. 30 to the Registrant's
    Registration Statement on July 12, 2001.
(n) Included on the signature page of the N-14 Registration Statement filed on
    December 30, 2002.
(o) Filed on December 30, 2002 as an Exhibit to the N-14 Registration Statement.


Item 17.        Undertakings.

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The Registrant undertakes to file, by post-effective amendment, a copy of an opinion of counsel as to certain tax matters within a reasonable time after receipt of such opinion.

                                   SIGNATURES

     As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the Township of Plainsboro and State of New Jersey, on the 11th day of April, 2003.

                                      MERRILL LYNCH SMALL CAP VALUE FUND, INC.
                                      (Registrant)

                                      BY:  /s/ DONALD C. BURKE
                                           ------------------------------------
                                          (Donald C. Burke, Vice President)

        As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

<

             Signatures                              Title                 Date


          TERRY K. GLENN*             President (Principal Executive
------------------------------------- Officer) and Director
          (Terry K. Glenn)

          DONALD C. BURKE*            Vice President and Treasurer
------------------------------------- (Principal Financial  and
         (Donald C. Burke)            Accounting Officer)

         DONALD W. BURTON*            Director
-------------------------------------
         (Donald W. Burton)

          M. COLYER CRUM*             Director
-------------------------------------
          (M. Colyer Crum)

        LAURIE SIMON HODRICK*         Director
-------------------------------------
       (Laurie Simon Hodrick)

           FRED G. WEISS*             Director
-------------------------------------
          (Fred G. Weiss)

*By:   /s/ Donald C. Burke                                       April 11, 2003
    -------------------------
(Donald C. Burke, Attorney-in-fact)

                                   SIGNATURES

     Master Small Cap Value Trust has duly caused this Registration Statement of Merrill Lynch Small Cap Value Fund, Inc. to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Plainsboro, and State of New Jersey, on the 11th day of April, 2003.

                                         MASTER SMALL CAP VALUE TRUST


                                         BY:  /s/ DONALD C. BURKE
                                              ---------------------------------
                                             (Donald C. Burke, Vice President)

     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


             Signatures                              Title                 Date


          TERRY K. GLENN*             President (Principal Executive
------------------------------------- Officer) and Trustee
          (Terry K. Glenn)

          DONALD C. BURKE*            Vice President and Treasurer
------------------------------------- (Principal Financial  and
         (Donald C. Burke)            Accounting Officer)

         DONALD W. BURTON*            Trustee
-------------------------------------
         (Donald W. Burton)

          M. COLYER CRUM*             Trustee
-------------------------------------
          (M. Colyer Crum)

        LAURIE SIMON HODRICK*         Trustee
-------------------------------------
       (Laurie Simon Hodrick)

           FRED G. WEISS*             Trustee
-------------------------------------
          (Fred G. Weiss)

*By:   /s/ Donald C. Burke                                       April 11, 2003
    -------------------------
(Donald C. Burke, Attorney-in-fact)

                                 EXHIBIT INDEX

  Exhibit
  Number            Description
  ---------         -----------
    13       --     Tax opinion of Sidley Austin Brown & Wood LLP, counsel for the Registrant and Mercury Small Cap, as to the reorganization of Mercury Small Cap into the Registrant.